Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Blue Whale Acquisition Corp I on Amendment No. 1 to Form S-1 (file no. 333-257816) of our report dated May 13, 2021, except for Notes 6 – paragraph captioned “Forward Purchase Agreement” and 7, as to which the date is July 9, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Blue Whale Acquisition Corp I as of March 12, 2021 and for the period from March 10, 2021 (inception) through March 12, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP
Chicago, IL
July 26, 2021